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April 3, 2009                              Phoenix Equity Planning Corporation
                                           610 W.Germantown Pike
                                           Suite 460
VIA EDGAR                                  Plymouth Meeting, PA 19462

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE: PHL Variable Insurance Company
    PHL Variable Accumulation Account - Phoenix Flexible Retirement Choice/sm/ Pre-Effective Amendment No. 1 to Initial Registration Statement filed on Form N-4
    File Nos. 333-152905 and 811-08914

Members of the Commission:

   Pursuant to Rule 461 under the Securities Act of 1933, Phoenix Equity Planning Corporation, as principal underwriter for the contract described in the above Registration Statement, hereby respectfully requests the acceleration of the effective date of this Registration Statement to April 3, 2009, or as soon thereafter as possible.

You may direct any questions regarding this filing to me at (860) 403-6625.

Sincerely,

/s/ Kathleen. A. McGah
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Kathleen A. McGah
Vice President and
Assistant Secretary